UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 3, 2004
Commission file number 0-21080

Enbridge Inc.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Release dated April 1, 2004.

•	Press Release dated April 16, 2004.

•	Press Release dated April 19, 2004.

•	Press Release dated April 28, 2004.

•	Press Release dated April 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	May 3, 2004	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

NEWS RELEASE

Enbridge to file application with State of Alaska for Alaska Highway Pipeline Project

CALGARY, Alberta, April 1, 2004 – Enbridge Inc. (TSE, NYSE: ENB) today announced it intends to file an application with the State of Alaska to negotiate potential commercial agreements for the construction and operation of the segment of the Alaska Highway Pipeline Project (AHPP) to be built in Alaska.

“Enbridge is well positioned to participate as a key partner in the Alaska Highway Pipeline Project,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge.

“Our expansive reach into North American energy markets, combined with our significant natural gas expertise and experience with both liquids and natural gas systems in the Far North, are solid foundations for a partnership to deliver Alaskan energy to continental markets. As such, we intend in the coming weeks to file an application with the State to formalize our position as an interested participant in the proposed Alaska Highway Pipeline Project.”

“In the months ahead, Enbridge will work in collaboration with producers, the State and other governments to determine the right solution as we explore options for delivering Alaska gas in the most economic and effective way to North American consumers.”

Under the Alaska Stranded Gas Development Act (ASGDA), interested parties must file an application with the State to initiate formal negotiations over the commercial terms of an agreement to participate in the natural gas pipeline project. The Act governs pipeline construction and operations for the portion of the project built in Alaska, from Prudhoe Bay to the Canadian border.

Enbridge has indicated to the State it is interested in pursuing opportunities as an equity partner in a consortium with the capacity to build and operate a potential natural gas pipeline in Alaska. Enbridge also is exploring opportunities for development of the pipeline from the Alaskan border to markets in Canada and the U.S.

Enbridge cited a number of strengths that position the company as a strong partner for one of the largest pipeline projects ever proposed in North America:

•	With more than 50 years of continental experience, Enbridge owns and operates the world’s longest crude oil and liquids pipeline system, delivering more than 2 million barrels per day to markets in Canada and the U.S.

•	Enbridge owns and operates Canada’s largest natural gas distribution company, serving more than 1.7 million customers in Ontario, Quebec, New Brunswick and New York State.

•	It also has significant ownership interests in two large-diameter, cross-border natural-gas systems: Alliance Pipeline (50 per cent) and Vector (60 per cent).

•	With its Norman Wells liquids pipeline (100 per cent) and Inuvik Gas (33 per cent), Enbridge has extensive experience building and operating oil and gas pipelines in northern permafrost.

•	Enbridge Energy Partners owns and operates more than 15,000 km (9,000 miles) of natural gas transmission and gathering pipelines in the U.S. Mid-continent and Gulf Coast areas.

The application to the State of Alaska is an early first step in a project that will require extensive producer and stakeholder consultation in advance of regulatory processes in the U.S. and Canada. Enbridge is currently engaged in preliminary stakeholder consultation.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Contacts:

Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

or

Ian La Couvée
(403) 585-3956
E-mail: ian.lacouvee@enbridge.com

NEWS RELEASE

Enbridge Inc. Will Webcast 2004 First Quarter Earnings Release Conference Call

CALGARY, Alberta, April 16, 2004 – Enbridge Inc. will host a webcast conference call to discuss its first quarter results as follows:

Event:	Enbridge Inc. 2004 First Quarter Conference Call

Date:	May 5, 2004

Time:	3:30 p.m. EDT / 1:30 p.m. MDT

Within North America, the toll-free call in number is 1-800-387-6216. To listen to the live webcast, interested parties may access the call as follows: go to http://www.enbridge.com/investor and follow the conference call registration link under Investor News. A replay of the call will be available on the Enbridge website approximately two hours after conclusion of the live event at toll-free 1-800-408-3053. The access code is 3009136. Interested parties outside North America can call in to (country code)-800-7664-7664 or (416) 405-9328.

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.

For further information, contact:

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor

NEWS RELEASE

Enbridge Inc. to Webcast Annual and Special Meeting of Shareholders

CALGARY, Alberta, April 19, 2004 – Enbridge Inc. will provide an audio and video broadcast of its 2004 Annual and Special Meeting of Shareholders via the Internet, as follows:

Event:	Enbridge Annual and Special Meeting of Shareholders

Date:	May 5, 2004

Time:	1:30 p.m. EDT / 11:30 a.m. MDT

To listen to and view the live internet broadcast, interested parties should go to http://www.enbridge.com/investor and follow the Annual Meeting webcast link under Investor News.

To listen to audio only, within North America the toll-free call-in number is 1-800-387-6216. Interested parties outside North America can call in to (country code)-800-7664-7664 or (416) 405-9328.

An audio replay of the webcast will be available on the Enbridge website approximately two hours after conclusion of the live event at the toll-free number 1-800-408-3053. The access code is 3009131 followed by #. The full video replay and a transcript of the meeting will also be posted within a few days of the event.

During the meeting, the Company will review the financial results achieved in 2003 and the first quarter of 2004. When used in the broadcast, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.

For further information, contact:

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor

NEWS RELEASE

Enbridge Inc. Announces Change to Start Time for Webcast of 2004 First Quarter Earnings Release Conference Call

CALGARY, Alberta, April 28, 2004 – Further to Enbridge Inc.’s announcement of April 16, 2004, that it will host a webcast conference call to discuss its first quarter results on May 5, the Company announces a change to the start time. The call will now begin at 3:45 p.m. EDT (1:45 p.m. MDT), not 3:30 p.m. EDT (1:30 p.m. MDT) as previously announced.

Within North America, the toll-free call in number is 1-800-387-6216. To listen to the live webcast, interested parties may access the call as follows: go to and follow the conference call registration link under Investor News. A replay of the call will be available on the Enbridge website approximately two hours after conclusion of the live event at toll-free 1-800-408-3053. The access code is 3009136. Interested parties outside North America can call in to (country code)-800-7664-7664 or (416) 405-9328.

For further information, contact:

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor

Magrath Wind Power Project

NEWS RELEASE

Enbridge joins Suncor Energy and EHN in Magrath Wind Power Project

CALGARY, Alberta, April 29, 2004 – Enbridge Inc. has joined Suncor Energy Products Inc. (a subsidiary of Suncor Energy Inc.) and EHN Wind Power Canada Inc. as an equal partner in the estimated Cdn$48 million Magrath Wind Power Project in southern Alberta. The project is Enbridge’s second wind power investment, the first being the SunBridge project in southwestern Saskatchewan that is a 50/50 partnership with Suncor.

The Magrath project, currently under construction, will consist of 20 1.5-megawatt (MW) wind turbines scheduled to come on line by late 2004 with a total capacity of 30 megawatts of electrical power.

Enbridge will pay one-third of the costs for a one-third interest in the project. Enbridge will also contract to purchase one-third of the power output of the project for its Enbridge Pipelines system. This will represent approximately 13% of Enbridge Pipelines’ total power requirement in Alberta.

Participation in the Magrath project is consistent with Enbridge’s strategy of pursuing renewable energy to expand the company’s product line, and further positions the company to become a significant player as the wind energy industry develops. It is also consistent with Enbridge’s commitment to sound environmental stewardship.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel while operations throughout Western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. The company’s U.S.A. downstream assets include pipeline and refining operations in Colorado and Wyoming and retail sales in the Denver area under the Phillips 66 brand. As Suncor meets today’s energy needs, the company invests in renewable energy for the future. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

Corporación Energía Hidroeléctrica de Navarra, S.A. (EHN) of Spain is a group dedicated to the development, construction, operation and ownership of renewable energy projects. The group has installed (or has under construction) 2,049 MW in renewables, of which almost 1,000 MW belong to the group. In the field of wind energy, it has built 59 wind farms, either its own or for other companies (almost all of them managed by the company), and has a further six under construction, representing total installed capacity of 1,963 MW. It has 20 small hydro power plants, a 25 MW biomass plant based on straw combustion and the largest photovoltaic solar energy plant in Spain in terms of capacity (1.2 MW). It is also building a biodiesel plant and has its own wind turbine production facility. The shareholder structure of EHN is divided between ACCIONA (50%), SODENA (39.58%) and Corporación Caja Navarra (10.42%). EHN Wind Power Canada Inc. is a wholly owned subsidiary of EHN.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For more information, call:

ENBRIDGE
Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
jim.rennie@enbridge.com	colin.gruending@enbridge.com

SUNCOR ENERGY	EHN
Patti Lewis	Jose Arrieta
(403) 205-6797	(585) 723-2110
plewis@suncor.com	jarrieta@ehn.es